Himalaya Shipping Ltd. (HSHP) – Share Capital Increase in the Register of Members

Himalaya Shipping Ltd. (NYSE and OSE: HSHP) refers to the stock exchange releases on 19 March 2025 related to the private placement with gross proceeds of approximately $15 million (the "Private Placement").

To arrange for a DVP settlement to the investors who were allocated any of the 2,650,000 offer shares in the Private Placement, estimated on or about 26 March 2025, of immediately tradeable shares, the Company has today arranged for the shares to be legally and validly issued and fully paid-up in the Company's Register of Members, pursuant to a prefunding agreement with the managers in the Private Placement.

Following the preparatory issue, the Company's issued share capital is increased by $2,650,000 to $46,550,000, divided into 46,550,000 shares, each with a nominal value of $1.00 per share.

March 21, 2025

Hamilton, Bermuda

The Board of Directors

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.